Contact

www.linkedin.com/in/jeggitime
(LinkedIn)

Languages

French (Native or Bilingual)

Certifications

Life, Health & Variable Annuity
Property & Casualty Insurance
Real Estate Sales Associate

Justin Georges

Founder at Netsave
Los Angeles, California, United States

Summary

Self-motivated serial entrepreneur & lifelong learner, open to learn &
adapt to new technologies...

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Experience

Netsave
Founder
April 2021 - Present (2 years 1 month)
Los Angeles, California, United States

AMERICAN ACCORD INSURANCE, INC.
Owner/Insurance Broker
March 2012 - June 2020 (8 years 4 months)
Naples, Florida, United States

AAA-The Auto Club Group
Insurance Sales Agent
February 2009 - March 2012 (3 years 2 months)
Naples, Florida, United States

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Education

Florida Gulf Coast University
Finance/Economics · (2005 - 2007)

Florida SouthWestern State College
A.A./A.S., Management & Business Administration · (2003 - 2005)